Contact

www.linkedin.com/in/jeani-delagardelle-52b82a6 (LinkedIn)
www.nlvpartners.com (Company)

Top Skills

Venture Capital
Mergers & Acquisitions
IPO

Jeani Delagardelle

Public & Private Board Director/Independent-Healthcare Technology at Independent Consultant
Burlingame, California, United States

Summary

Served on 24 private and public Boards mostly medical devices. Seeking Board of Director roles and advisory roles. Healthcare Technology Venture Capital investor since 1997 with a primary focus on medical device investments. Prior to venture capital, 15 years of operational experience mostly in medical device with Boston Scientific but including large pharma at Roche and biotechnology at Cell Pro, Inc.

Experience

Bone Health Technologies

Board Member
September 2023 - Present (2 years 3 months)

Independent Consultant

Public & Private Board Director/Independent-Healthcare Technology
December 2018 - Present (7 years)
San Francisco Bay Area

Over the past 21 years I have served as a Director on 24 Boards including both public and private companies, spanning multiple therapeutic areas and stages of companies from start ups to commercial stage. I have been on multiple Compensation Committees, Audit Committees, Financing Committees, Recruiting Committees and Chaired both Compensation and Audit Committees. I enjoy working closely with management teams and being an active Board Director.

Delos Capital/Independent

Venture Partner/Board Director
January 2018 - December 2018 (1 year)

Experienced venture investor and business leader who specializes in founding, building, growth expansion of healthcare technology companies across all stages of development and therapeutic areas for either acquisition or IPO.

New Leaf Venture Partners
Managing Director/CoFounder
July 2005 - December 2018 (13 years 6 months)

Led our Medical Device investing practice.

Worldheart (WHRT)
Public Company Board Director;Chair of the Compensation Committee
July 2008 - August 2012 (4 years 2 months)
Greater Salt Lake City Area, Utah

The Company developed an implantable ventricular assist device for adults, children and infants suffering from heart failure in the United States. The VAD's are mechanical assist devices that supplement the circulatory function of the heart by re-routing blood flow through a mechanical pump allowing for the restoration of normal blood flow. The Company was sold to Heartware, Inc. in 2012.

Sprout Group
General Partner
August 2000 - July 2005 (5 years)
San Francisco Bay Area

Led the medical device investment practice.

Weiss Peck & Greer Ventures
General Partner
July 1997 - August 2000 (3 years 2 months)

Led the medical device investment practice.

Target Therapeutics/Boston Scientific
Vice President Global Marketing
February 1996 - July 1997 (1 year 6 months)
Target Therapeutics

Roche Pharmaceuticals
Business Unit Director
August 1995 - February 1996 (7 months)
Nutley, New Jersey

P & L Leadership for a Business Unit generating $63 million in sales. Special Achievement Award recipient in 1995.

CellPro, Inc
Director of Product Marketing

February 1994 - August 1995 (1 year 7 months)
Bothell, Washington, United States

Boston Scientific
Group Product Marketing Manager
April 1986 - February 1994 (7 years 11 months)
Natick, Massachusetts, United States

previous positions while at BSC include sales representative, Regional
Manager.

Kimberly Clark Corporation
Senior Account Manager, Professional Healthcare Group
January 1983 - April 1986 (3 years 4 months)
Los Angeles County, California, United States

─────

Education

Occidental College
Bachelor of Arts (B.A.), Clinical Psychology · (1974 - 1978)

University of California, Irvine - The Paul Merage School of Business
Master of Business Administration - MBA, Business Administration and
Management, General

William S. Hart High School